Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 17, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 17, 2005, entitled "New head of communication at Statoil".

New head of communication at Statoil

Reidar Gjærum (44) has been appointed new executive vice president for communication and joins the corporate executive committee of Statoil ASA (OSE: STL, NYSE: STO).

Mr Gjærum comes from the position of executive vice president for communications and marketing in the listed company EDB Business Partner.

He has broad communication experience from various positions in Norwegian business and organisations.

His background is in journalism and various positions as political adviser. He has also been communications director in the Confederation of Norwegian Business and Industry (NHO), director of external communications at Telenor and managing director of the JKL Woldsdal consultancy. Since 2003, he has been in the top management of IT company EDB Business Partner.

"Our ability to communicate with external interests and our employees in a trusting and professional manner is critical in the work to strengthen Statoil as an internationally competitive company," says chief executive Helge Lund.

"Reidar Gjærum is one of Norway's most experienced people in the field of communication. In addition, he has broad leadership experience, and I am extremely pleased that he has agreed to become part of Statoil's corporate executive committee."

"Statoil is arguably Norway's most exciting company," says Mr Gjærum. "With its size and position in Norway and internationally, Statoil faces big responsibilities and challenges in its communication. The group has a strong focus on the use of communication and active reputation-building to strengthen its business position. It is a major challenge for me to continue this work, together with Statoil's proficient public affairs staff."

Contact persons:
Wenche Skorge, vice president, public affairs: +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)

Mari Thjømøe, vice president, investor relations: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 17, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer